November 26, 2019

Kate Ramundo
Executive Vice President, Chief Legal Officer and Corporate Secretary Arconic Rolled Products Corporation
201 Isabella Street
Pittsburgh, Pennsylvania 15212

       Re: Arconic Rolled Products Corporation
           Draft Registration Statement on Form 10
           Filed October 30, 2019
           CIK No. 1790982

Dear Ms. Ramundo:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10, Filed October 30, 2019

Risk Factors
Arconic Corporation is dependent on a limited number of suppliers...essential to our operations., page 30

1. We note that you source some materials from a limited number of suppliers. To the extent any of these supply contracts represents a material contract pursuant to
Item 601(b)(10) of
       Regulation S-K, please file such contract as an exhibit to the registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 85

2. Please revise the disclosures related to your results of operations to quantify the impact of
 Kate Ramundo
FirstName LastNameKate Ramundo
Arconic Rolled Products Corporation
Comapany 26, 2019
November NameArconic Rolled Products Corporation
November 26, 2019 Page 2
Page 2
FirstName LastName
         the factors that you identify as impacting sales and operating results during each period presented, including the impact of changes in price and volume on combined sales and segment sales and the impact of the factors that resulted in negative trends in combined gross profit margins and segment operating profit margins.
Liquidity and Capital Resources, page 91

3. We note your disclosure that `[C]certain of Arconic Corporation's accounts payable are settled, at the vendor's request, before the scheduled payment date; these settlements were reflected as a component of Parent Company net investment in Arconic Corporation's
         Combined Financial Statements." Please explain why these settlements were reflected as a component of Parent Company net investment and how these amounts relate to the amount you disclose on page F-10 that is included in your outstanding accounts payable balance.
Financial Statements
Combined Balance Sheet, page F-5

4. To the extent that the planned dividend to ParentCo will result in a material reduction to historical equity, please include a pro forma balance sheet, presented alongside your most recent historical balance sheet, to give effect to the change in your historical capitalization that will negatively impact investors.
A. The Proposed Separation and Basis of Presentation
Cash management, page F-10

5. Please provide an analysis of the intercompany account with ParentCo as well as the average balance due to ParentCo during each period presented. The analysis of the intercompany account may take the form of a listing of transactions (e.g., the allocation of costs, intercompany purchases, and cash transfers between entities) during each period presented, reconciled to the intercompany account reflected in the combined financial statements. Refer to SAB Topic 1.B.1 question 4.
6. Please clarify how the sale of receivables to ParentCo are reflected in the combined statements of cash flows and explain to us your consideration of the provisions of ASU
         2016-15. In this regard, we note the impact of ASU 2016-15 on Arconic Inc's historical financial statements.
R. Acquisitions and Divestitures, page F-38

7. Please more fully explain to us how you determined it was appropriate to separately account for the sale of the rolling mill and cast house, specifically address any dependence or interrelationship of these facilities. Please also more fully explain to us how you determined the allocation of the consideration you received to each facility.
 Kate Ramundo
Arconic Rolled Products Corporation
November 26, 2019
Page 3
General

8. We note that the distribution is conditioned upon ParentCo's receipt of a tax opinion.
         Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution and whether ParentCo has any current intention to waive the tax opinion as a condition to the spin-off.
        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at
(202) 551-3345 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



FirstName LastNameKate Ramundo                                 Sincerely,
Comapany NameArconic Rolled Products Corporation
                                                               Division of
Corporation Finance
November 26, 2019 Page 3                                       Office of
Manufacturing
FirstName LastName